UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Terra Capital, Inc.

File No. 333-163762 - CF# 24606

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Terra Capital, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-4 filed on December 16, 2009.

Based on representations by Terra Capital, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.18   through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel